

Jesse Pliner · 3rd in   **Maisonx LLC / Aces**

COO

New York City Metropolitan Area · 500+ connections ·

Contact info

Experience

Founder

Maisonx LLC / Aces · Full-time

2017 – Present · 3 yrs

New York, New York, United States

Managing Partner

412Labs

May 2017 – Present · 3 yrs 7 mos

Greater New York City Area

Physical Product Consulting and Execution for High Volume Mass Production. Services include but are not limited to:

Strategy   ...see mor



COO

Myro

Nov 2017 – Mar 2020 · 2 yrs 5 mos

Greater New York City Area



New Projects
Tomorrow Lab LLC
Jun 2017 – Dec 2018 · 1 yr 7 mos
Greater New York City Area



Co-Founder & CEO
Prong
Jun 2011 – Jul 2017 · 6 yrs 2 mos
Greater New York City Area

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Volunteer experience



Ambassador Circle
Youth Renewal Fund
May 2018 – Present • 2 yrs 7 mos
Education

Youth Renewal Fund is the philanthropic funding partner for the Darca network of schools in Israel. Darca provides Israeli high school students in lower income communities—regardless of ability, religion, birthplace, geographic or socio-economic status—an excellent education designed to improve social mobility.



Team-member of Team Griffin
The Good Dog Foundation
Apr 2018 – Present • 2 yrs 8 mos
Health

The Good Dog Foundation (Good Dog) was founded as a 501(c)(3) charitable organization in 1998. Good Dog's mission is to ease human suffering and promote recovery from trauma and stress using animal-assisted therapy services that are recognized as among the most innovative and reliable in the United States. This is accomplished through the use of professionally-trained and supervised volunteer teams who work to aid the healing process in humans and enhance clients' quality of life.

Skills & endorsements

Online Advertising · 37



Endorsed by **Chris Grasso and 2 others who are highly skilled at this**

Aol. Endorsed by **4 of Jesse's colleagues at A**

Start-ups · 27

Endorsed by **David Frye, who is highly skilled at this**



Endorsed by **2 of Jesse's colleagues at Y**

Business Development · 24



Endorsed by **Reiko E. and 1 other who is highly skilled at this**

Endorsed by **2 of Jesse's colleagues at P**

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Recommendations

Received (13) Given (6)



Lloyd Gladstone
Chief Operating Officer, Prong
December 25, 2015, Jesse worked with Lloyd in the same group

I consider myself extremely fortunate to have had Jesse bo co-founder and friend over the last few years. I truly admire Jesse's work ethic and leadership abilities. Jesse is a fantas communicator and has a very methodical approach to prob solving. He sets an example for everyone else in the ... See



Claire (Madaras) Caposello
Associate Director at Spark Foundry
November 2, 2011, Jesse worked with Claire in the same group

I have had the pleasure of working with Jesse Pliner who is the smartest, most talented, helpful, hardworking business professionals at AOL Local—Patch.com. Jesse has gone ou his way to help me as well as other new employees with any questions that we might have regarding the compan... See

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Accomplishments

3 **Patents**

Smartphone charging plug system • Smart Phone and/or Consumer Electronics Device Charger System • Smart Phone and/or Consumer Electronics Device Charger System

Interests

 **New York Venture Community**
23,792 members

 **Auctus Search Partners, LLC.**
9,422 followers

 **Verizon**
1,160,594 followers

 **Miami Business Network**
9,970 members

 **Israel Innovation Authority חדשנות..**
45,100 followers

 **Prong**
326 followers

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